UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

ACRES Commercial Realty Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76120WAC8
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 2 of 32

1	NAME OF REPORTING PERSON Oaktree (Lux.) III - Oaktree Global Credit Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 122,726 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 122,726 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,726 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents the number of shares of common stock, par value $0.001 per share (the “Shares”) of the Issuer that is issuable upon conversion of $4,427,000 principal amount of the Issuer’s 4.50% Convertible Senior Notes due 2022 (the “4.50% Notes”) held by the Reporting Person, at a conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes.

(2)	Calculations of percentage ownership in this Schedule 13G/A below the Ownership Cap (as defined below) are based on an aggregate of 10,660,331 shares of common stock, par value $0.01 per share (the “Shares”) of the Issuer, consisting of (i) 9,423,608 Shares outstanding as of November 4, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on November 9, 2021 (the “Form 10-Q”), (ii) 844,723 Shares issuable upon conversion of all of the 4.50% Notes (the “Notes”) held by the Reporting Persons at the current conversion rate for such Notes and (iii) an aggregate principal amount of 392,000 warrants to purchase Shares held by the Reporting Person for entities that are beneficial owners of warrants exercisable immediately at an exercise price calculated in accordance with the terms of the warrant. The Third Supplemental Indenture, dated as of August 16, 2017, governing the 4.50% Notes, supplementing the Indenture, dated as of October 21, 2013, between the Issuer and Wells Fargo Bank, National Association, as Trustee (such documents together, the “Notes Documents”), provide that no person may beneficially own or constructively own more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of the Issuer’s capital stock, including the Shares, and that conversion of Notes for Shares is not allowed to the extent that receipt of such Shares would cause such person and its affiliates to exceed the ownership limit contained in the articles of incorporation of the Issuer (the “Charter”), which restricts ownership to 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of stock of the Issuer excluding any outstanding shares of stock not treated as outstanding for federal income tax purposes (such limits under the Notes Documents and the Charter, the “Ownership Cap”). Accordingly, the Reporting Persons do not beneficially own, and are not reporting herein, Shares that, as a result of the Ownership Cap, the Reporting Persons do not have the right to acquire upon conversion of the Notes they hold. Calculations of percentage ownership in this Schedule 13G/A which reflect the limitation of the Ownership Cap are based on the Shares outstanding shown in the Form 10-Q above. Statements of Shares received upon conversion of Notes by one or more Reporting Persons do not take into account Shares received upon any other conversions of Notes by other Reporting Persons.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 3 of 32

1	NAME OF REPORTING PERSON Oaktree Global Credit Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 230,787 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 230,787 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,787 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

(1)	Represents the number of Shares of the Issuer that is issuable upon conversion of $8,325,000 principal amount of 4.50% Notes held by the Reporting Person, at the initial conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 4 of 32

1	NAME OF REPORTING PERSON Oaktree Global Credit Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 230,787 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 230,787 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,787 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Global Credit Holdings (Delaware), L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 5 of 32

1	NAME OF REPORTING PERSON Oaktree Global Credit Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 230,787 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 230,787 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,787 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Oaktree Global Credit Fund GP, L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 6 of 32

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 801,615 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 801,615 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,615 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the director of Oaktree Global Credit Fund GP Ltd., as the manager of Oaktree (Lux.) III - Oaktree Global Credit Fund and as the duly appointed investment manager of certain funds and accounts (the “Managed Entities”) that, in the aggregate, are the direct owners of $16,164,000 principal amount of 4.50% Notes, which would result in the issuance of 448,102 Shares.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 7 of 32

1	NAME OF REPORTING PERSON Oaktree GC Super Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 43,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

(1)	Represents the number of Shares of the Issuer that is issuable upon conversion of $1,555,000 principal amount of 4.50% Notes held by the Reporting Person, at the initial conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 8 of 32

1	NAME OF REPORTING PERSON Oaktree GC Super Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 43,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree GC Super Fund, L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 9 of 32

1	NAME OF REPORTING PERSON Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 392,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 392,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of warrants exercisable for 392,000 Shares, exercisable immediately at an exercise price calculated in accordance with the terms of the warrant.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 10 of 32

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 435,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree GC Super Fund GP, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 11 of 32

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 435,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as managing member of Oaktree Fund GP, LLC.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 12 of 32

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 435,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 13 of 32

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 435,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 14 of 32

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 435,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 15 of 32

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 801,615 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 801,615 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,615 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 16 of 32

1	NAME OF REPORTING PERSON Atlas OCM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 801,615 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 801,615 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,615 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 17 of 32

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 435,108 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 435,108 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 18 of 32

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 844,722 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 844,722 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,722 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 19 of 32

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 844,722 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 844,722 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,722 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 20 of 32

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 844,722 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 844,722 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,722 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 21 of 32

ITEM 1.	(a)	NAME OF ISSUER: ACRES Commercial Realty Corp.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 390 RXR Plaza, Uniondale, New York 11556

ITEM 2.	(a)-(c)

NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND CITIZENSHIP.

This Schedule 13G/A is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)

Oaktree (Lux.) III - Oaktree Global Credit Fund, a Luxembourg fund, in its capacity as the direct holder of $4,427,000 principal amount of 4.50% Notes, which is convertible into 122,726 Shares at a conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes

(2)

Oaktree Global Credit Holdings (Delaware), L.P., a Delaware limited partnership, in its capacity as the direct holder of $8,325,000 principal amount of 4.50% Notes, which is convertible into 230,787 Shares at a conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes

(3)	Oaktree Global Credit Fund GP, L.P., a Delaware limited partnership, in its capacity as the general partner of Oaktree Global Credit Holdings (Delaware), L.P.

(4)	Oaktree Global Credit Fund GP Ltd., a Delaware corporation, in its capacity as the general partner of Oaktree Global Credit Fund GP, L.P.

(5)

Oaktree Capital Management, L.P., a Delaware limited partnership, in its capacity as the manager of Oaktree (Lux.) III - Oaktree Global Credit Fund and as the duly appointed investment manager of the Managed Entities that, in the aggregate, are the direct owners of $16,164,000 principal amount of 4.50% Notes, which would result in the issuance of 448,102 Shares.

(6)

Oaktree GC Super Fund, L.P., a Delaware limited partnership, in its capacity as the direct holder of $1,555,000 principal amount of 4.50% Notes, which is convertible into 43,108 Shares at a conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes.

(7)	Oaktree GC Super Fund GP, L.P., a Delaware limited partnership, in its capacity as the general partner of Oaktree GC Super Fund, L.P.

(8)

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., a Delaware limited partnership, in its capacity as the direct owner of warrants exercisable for 392,000 Shares, exercisable immediately at an exercise price calculated in accordance with the terms of the warrant.

(9)	Oaktree Fund GP, LLC, a Delaware limited liability company, in its capacity as the general partner of Oaktree GC Super Fund GP, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.;

(10)	Oaktree Fund GP I, L.P., a Delaware limited partnership, in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 22 of 32

(11)	Oaktree Capital I, L.P., a Delaware limited partnership, in its capacity as the general partner of Oaktree Fund GP I, L.P.

(12)	OCM Holdings I, LLC, a Delaware limited liability company, in its capacity as the general partner of Oaktree Capital I, L.P.

(13)	Oaktree Holdings, LLC, a Delaware limited liability company, in its capacity as the managing member of OCM Holdings I, LLC.

(14)	Oaktree Capital Management GP, LLC, a Delaware limited liability company, in its capacity as the general partner of Oaktree Capital Management, L.P.

(15)	Atlas OCM Holdings LLC, a Delaware limited liability company, in its capacity as the sole managing member of Oaktree Capital Management GP, LLC;

(16)	Oaktree Capital Group, LLC, a Delaware limited liability company, in its capacity as the managing member of Oaktree Holdings, LLC.

(17)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company, in its capacity as the indirect owner of the class B units of each of OCG and Atlas;

(18)	Brookfield Asset Management Inc., a Canadian corporation, in its capacity as the indirect owner of the class A units of each of OCG and Atlas.

(19)	BAM Partners Trust a trust formed under the laws of Ontario, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share (the “Shares”)

(e)	CUSIP NUMBER: 76120WAC8

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 23 of 32

ITEM 4.	OWNERSHIP

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G/A are incorporated herein by reference.

Oaktree (Lux.) III - Oaktree Global Credit Fund holds $4,427,000 principal amount of 4.50% Notes, which is convertible into 122,726 Shares at a conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes (representing approximately 1.2% of outstanding Shares).

Oaktree Global Credit Holdings (Delaware), L.P. holds $8,325,000 principal amount of 4.50% Notes, which is convertible into 230,787 Shares at a conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes (representing approximately 2.2% of outstanding Shares).

Oaktree Global Credit Fund GP, L.P., in its capacity as the general partner of Oaktree Global Credit Holdings (Delaware), L.P. has the ability to direct the business of Oaktree Global Credit Holdings (Delaware), L.P., including with regard to the voting and disposition of securities held by Oaktree Global Credit Holdings (Delaware), L.P.; therefore, Oaktree Global Credit Fund GP, L.P. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Global Credit Holdings (Delaware), L.P.

Oaktree Global Credit Fund GP Ltd., in its capacity as the general partner of Oaktree Global Credit Fund GP, L.P. has the ability to direct the business of Oaktree Global Credit Fund GP, L.P., including with regard to the voting and disposition of securities held by Oaktree Global Credit Holdings (Delaware), L.P.; therefore, Oaktree Global Credit Fund GP Ltd. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Global Credit Holdings (Delaware), L.P.

Oaktree Capital Management, L.P., in its capacity as the director of Oaktree Global Credit Fund GP Ltd., as the manager of Oaktree (Lux.) III - Oaktree Global Credit Fund and as the duly appointed investment manager of the Managed Funds, has the ability to direct the management of the business of Oaktree Global Credit Fund GP Ltd., Oaktree (Lux.) III - Oaktree Global Credit Fund and the Managed Funds, respectively, including the power to vote and dispose of securities held by them; therefore, Oaktree Capital Management, L.P. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund and the Managed Funds.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 24 of 32

Oaktree GC Super Fund, L.P. holds $1,555,000 principal amount of 4.50% Notes, which is convertible into 43,108 Shares at a conversion rate for 4.50% Notes of 27.7222 Shares per $1,000 principal amount of 4.50% Notes (representing approximately 0.4% of outstanding Shares).

Oaktree GC Super Fund GP, L.P., in its capacity as the general partner of Oaktree GC Super Fund, L.P., has the ability to direct the business of Oaktree GC Super Fund, L.P., including with regard to the voting and disposition of securities held by Oaktree GC Super Fund, L.P.; therefore, Oaktree GC Super Fund GP, L.P. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held Oaktree GC Super Fund, L.P.

Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. holds an aggregate of 392,000 Shares, consisting of warrants to purchase 1,176,001 Shares exercisable immediately at an exercise price calculated in accordance with the terms of the warrant, constituting approximately 3.8% of the total issued and outstanding Shares and has the sole power to vote and dispose of such Shares.

Oaktree Fund GP, LLC, in its capacity as the general partner of Oaktree GC Super Fund GP, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., has the ability to direct the management of the business of Oaktree GC Super Fund GP, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P., including the power to vote and dispose of securities held by Oaktree GC Super Fund GP, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, Oaktree Fund GP, LLC may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree GC Super Fund, L.P. and warrants held by Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

Oaktree Fund GP I, L.P., in its capacity as the managing member of Oaktree Fund GP, LLC., has the ability to direct the management of Oaktree Fund GP, LLC’s business, including the power to direct the decisions of Oaktree Fund GP, LLC regarding the vote and disposition of securities held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, Oaktree Fund GP I, L.P. may be deemed to have indirect beneficial ownership of the Shares held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 25 of 32

Oaktree Capital I, L.P. in its capacity as the general partner of Oaktree Fund GP I, L.P., has the ability to direct the management of Oaktree Fund GP I, L.P. including the power to direct the decisions of Oaktree Fund GP I, L.P. regarding the vote and disposition of securities held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, Oaktree Capital I, L.P. may be deemed to have indirect beneficial ownership of the Shares held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

OCM Holdings I, LLC, in its capacity as the general partner of Oaktree Capital I, L.P., has the ability to direct the management of Oaktree Capital I, L.P.’s business, including the power to direct the decisions of Oaktree Capital I, L.P. regarding the vote and disposition of securities held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, OCM Holdings I, LLC may be deemed to have indirect beneficial ownership of the Shares held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

Oaktree Holdings, LLC, in its capacity as the managing member of OCM Holdings I, LLC, has the ability to direct the management of OCM Holdings I, LLC’s business, including the power to direct the decisions of OCM Holdings I, LLC regarding the vote and disposition of securities held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, Oaktree Holdings, LLC may be deemed to have indirect beneficial ownership of the Shares held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

Oaktree Capital Management GP, LLC, in its capacity as the general partner of Oaktree Capital Management, L.P., has the ability to direct the management of the business of Oaktree Capital Management, L.P., including with regard to the voting and disposition of securities held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund and the Managed Funds; therefore, Oaktree Capital Management GP, LLC may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund and the Managed Funds.

Atlas OCM Holdings LLC, in its capacity as the sole managing member of Oaktree Capital Management GP, LLC, has the ability to direct the management of Oaktree Capital Management GP, LLC’s business, including with regard to the voting and disposition of securities held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund and the Managed Funds; therefore, Atlas OCM Holdings LLC may be deemed to have indirect beneficial ownership of the Shares held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund and the Managed Funds.

Oaktree Capital Group, LLC, in its capacity as the managing member of Oaktree Holdings, LLC, has the ability to direct the management of the business of Oaktree Holdings, LLC, including with regard to the voting and disposition of securities held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, Oaktree Capital Group, LLC may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 26 of 32

Oaktree Capital Group Holdings GP, LLC, in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas Oaktree Capital Group, LLC, has the ability to appoint and remove certain directors of Oaktree Capital Group, LLC and Atlas Oaktree Capital Group, LLC and, as such, may indirectly control the decisions of Oaktree Capital Group, LLC and Atlas Oaktree Capital Group, LLC regarding the vote and disposition of securities held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund, the Managed Funds, Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, Oaktree Capital Group Holdings GP, LLC may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund, the Managed Funds, Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P..

Brookfield Asset Management Inc., in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas Oaktree Capital Group, LLC, has the ability to appoint and remove certain directors of Oaktree Capital Group, LLC and Atlas Oaktree Capital Group, LLC and, as such, may indirectly control the decisions of Oaktree Capital Group, LLC and Atlas Oaktree Capital Group, LLC regarding the vote and disposition of securities held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund, the Managed Funds, Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, Brookfield Asset Management Inc. may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund, the Managed Funds, Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc. has the ability to appoint and remove certain directors of Brookfield Asset Management Inc. and, as such, may indirectly control the decisions of Brookfield Asset Management Inc. regarding the vote and disposition of securities held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund, the Managed Funds, Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.; therefore, BAM Partners Trust may be deemed to beneficially own the Shares issuable upon conversion of the Notes held by Oaktree Global Credit Holdings (Delaware), L.P., Oaktree (Lux.) III - Oaktree Global Credit Fund, the Managed Funds, Oaktree GC Super Fund, L.P. and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.

All calculations of percentage ownership in this Schedule 13G/A below the Ownership Cap are based on an aggregate of 10,660,330 Shares outstanding comprised of (i) 9,423,608 Shares outstanding as of November 4, 2021, as reported by the Issuer on its Form 10-Q, (ii) 844,722 Shares issuable upon conversion of all of the Notes held by the Reporting Persons at the respective conversion rate for such Notes and (iii) an aggregate principal amount of 392,000 warrants to purchase Shares held by the Reporting Person exercisable immediately at an exercise price calculated in accordance with the terms of the warrant.  Statements of Shares received upon conversion of Notes by one or more Reporting Persons do not take into account Shares received upon any other conversions of Notes by other Reporting Persons.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 27 of 32

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 28 of 32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

OAKTREE (LUX.) III – OAKTREE GLOBAL CREDIT FUND

By:	Oaktree Capital Management, L.P.
Its:	Investment Manager

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE GLOBAL CREDIT HOLDINGS (DELAWARE), L.P.

By:	Oaktree Global Credit Fund GP, L.P.
Its:	Partner

By:	Oaktree Global Credit Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 29 of 32

OAKTREE GLOBAL CREDIT FUND GP, L.P.

By:	Oaktree Global Credit Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE GLOBAL CREDIT FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE GC SUPER FUND, L.P.

By:	Oaktree GC Super Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE GC SUPER FUND GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 30 of 32

OAKTREE OPPORTUNITIES FUND XB HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 31 of 32

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

CUSIP No. 76120WAC8	SCHEDULE 13G	Page 32 of 32

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 14, 2022

OAKTREE (LUX.) III – OAKTREE GLOBAL CREDIT FUND

By:	Oaktree Capital Management, L.P.
Its:	Investment Manager

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE GLOBAL CREDIT HOLDINGS (DELAWARE), L.P.

By:	Oaktree Global Credit Fund GP, L.P.
Its:	Partner

By:	Oaktree Global Credit Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE GLOBAL CREDIT FUND GP, L.P.

By:	Oaktree Global Credit Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE GLOBAL CREDIT FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE GC SUPER FUND, L.P.

By:	Oaktree GC Super Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE GC SUPER FUND GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE OPPORTUNITIES FUND XB HOLDINGS (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Price
Name:	Brian Price
Title:	Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary